SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

C3is Inc.
(Name of Issuer)

Common stock, par value $0.01
(Title of Class of Securities)

Y18284 102
(CUSIP Number)

January 25, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y18284 102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

S.H.N. Financial Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
	5	SOLE VOTING POWER

2,000,000(1)(2)(3)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,000,000(1)(2)(3)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2% (3)
12	TYPE OF REPORTING PERSON
OO (4)

(1)	Represents shares of the issuer’s Common Shares held by the reporting person.

(2)	Does not include 4,000,000 Class B-2 Warrants to purchase Common Shares of the issuer, each of which is subject to a 4.99% beneficial ownership limitation. Also does not include the exercise of the pre-funded warrants and sale of the underlying Common Shares since at the time of these transactions the Reporting Person did not then beneficially own more than 4.99% of the Common Shares. Also does not include additional Common Shares purchased subsequent to January 19, 2024. Due to sales of Common Shares, at no time did the Reporting Person beneficially own more than 9.9% of the issuer’s Common Shares.

(3)	Based upon 38,076,173 Common Shares outstanding based on the Issuer’s filings with the Securities and Exchange Commission and related information.

(4)	The reporting person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. Y18284 102	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

C3is Inc.

(b)	Address of Issuer:

331 Kifissias Avenue Erithrea

14561 Athens, Greece

Item 2. Identity and Background.

(a)	Name of Person Filing:

S.H.N. Financial Investments Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

Herzliya Hills Arik Einstein 3, Israel, 4610301

(c)	Citizenship or Place of Organization:

Israel

(d)	Title of Class of Securities:

Common Shares, par value $0.01 per share.

(e)	CUSIP Number:

Y18284 102

Item 3.

Not applicable.

CUSIP No. Y18284 102	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the reporting person is based on 38,076,173 Common Shares outstanding based on the Issuer’s filings with the Securities and Exchange Commission and related information.

(c)	Nir Shamir is the Chief Executive Officer of SHN. As such, SHN and Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y18284 102	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	S.H.N. Financial Investments Ltd.

February 9, 2024	By:	/s/ Nir Shamir
Nir Shamir, Chief Executive Officer